SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of January 2020

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F   X  Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____No   X_

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .

EXHIBITS

Exhibit Number
1.1	Announcement with respect to Continuing Connected Transactions, dated January 2, 2020

FORWARD-LOOKING STATEMENTS

This announcement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements relating to:

•	our business objectives and strategies, including those relating to the development of our terminal procurement and distribution business;
•	our operations and prospects;
•	our network expansion and capital expenditure plans;
•	the expected impact of any acquisitions or other strategic transactions;
•

our provision of services, including fourth generation, or 4G, services, wireline broadband services and services based on technological evolution, and the ability to attract customers to these services;

•	the planned development of future generations of mobile technologies, including 5G technologies, and other technologies and related applications;
•

the anticipated evolution of the industry chain of 5G and future generations of mobile technologies, including future development in, and availability of, terminals that support our provision of services based on 5G and future generations of mobile technologies, and testing and commercialization of future generations of mobile technologies;

•	the expected benefit from our investment in and any arrangements with China Tower Corporation Limited;
•

the expected impact of the implementation in Mainland China of the policy of “speed upgrade and tariff reduction” and the cancellation of roaming tariffs on our business, financial condition and results of operations;

•	the expected impact of tariff changes on our business, financial condition and results of operations;
•

the potential impact of restrictions, sanctions or other legal or regulatory actions under relevant laws and regulations in various jurisdictions on our telecommunications equipment suppliers and other business partners;

•	the potential impact of the outcome of the State Administration for Market Regulation’s investigation on us;
•	the expected impact of new service offerings on our business, financial condition and results of operations; and
•	future developments in the telecommunications industry in Mainland China, including changes in the regulatory and competitive landscape.

The words “aim”, “anticipate”, “believe”, “could”, “endeavor”, “estimate”, “expect”, “intend”, “may”, “plan”, “seek”, “should”, “strive”, “target”, “will” and similar expressions, as they relate to us, are intended to identify certain of these forward-looking statements. We do not intend to update these forward-looking statements and are under no obligation to do so.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including the risk factors set forth in the “Risk Factor” section of our latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date:	January 3, 2020	By:	/s/ Dong Xin
			Name:	Dong Xin
			Title:	Executive Director, Vice Precedent and Chief Financial Officer

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CONTINUING CONNECTED TRANSACTIONS

CONTINUING CONNECTED TRANSACTIONS The Board announces that on 2 January 2020:
(i)

the Company and CMCC entered into the 2020 Network Assets Leasing Agreement for a term of one year commencing on 1 January 2020, to govern the continuing connected transactions between the parties relating to the lease of their respective telecommunications network operation assets to each other;

(ii)

the Company and CMCC entered into the 2020-2022 Property Leasing Agreement for a term of three years commencing on 1 January 2020, to govern the continuing connected transactions between the parties relating to properties leasing and provision of property management services previously governed by the 2017-2019 Property Leasing Agreement; and

(iii)

the Company and CMCC entered into the 2020 Telecommunication Facilities Construction Services Agreement for a term of one year commencing on 1 January 2020, to govern the continuing connected transactions between the parties relating to the provision of telecommunications project planning, design and consultation, construction and maintenance services previously governed by the Telecommunications Services Agreement.

The annual caps for the transactions contemplated under the 2020 Network Assets Leasing Agreement, the 2020–2022 Property Leasing Agreement and the 2020 Telecommunication Facilities Construction Services Agreement for the years ending 31 December 2020, 2021 and 2022 are set out as follow:

For the Year Ending 31 December
	2020	2021	2022
2020 Network Assets Leasing Agreement – leasing fees payable by the Company to CMCC and its subsidiaries	RMB5,000 million (approximately HK$5,561 million)	N/A	N/A
2020–2022 Property Leasing Agreement – total value of right-of-use assets	RMB5,700 million (approximately HK$6,339 million)	RMB3,800 million (approximately HK$4,226 million)	RMB1,900 million (approximately HK$2,113 million)
2020 Telecommunication Facilities Construction Services Agreement – telecommunication facilities construction services charges receivable by the Group from CMCC and its subsidiaries	RMB3,000 million (approximately HK$3,337 million)	N/A	N/A

LISTING RULES IMPLICATIONS

CMCC is the ultimate controlling shareholder of the Company and hence a connected person of the Company. Accordingly, the transactions contemplated under the 2020 Network Assets Leasing Agreement, the 2020–2022 Property Leasing Agreement and the 2020 Telecommunication Facilities Construction Services Agreement constitute continuing connected transactions for the Company under Rule 14A.25 of the Listing Rules.

Since each of the applicable percentage ratios set out in Rule 14.07 of the Listing Rules in respect of the annual cap for the amounts payable by the Company under the 2020 Network Assets Leasing Agreement for the year ending 31 December 2020, the highest annual cap on the total value of right-of-use assets relating to the leases under the 2020–2022 Property Leasing Agreement for the three years ending 31 December 2020, 2021 and 2022 and the annual cap for the amounts receivable by the Group under the 2020 Telecommunication Facilities Construction Services Agreement for the year ending 31 December 2020 is above 0.1% but below 5%, the transactions contemplated thereunder are classified as continuing connected transactions under Rule 14A.76(2) of the Listing Rules which are only subject to the reporting, annual review and announcement requirements set out in the Listing Rules but are exempt from the independent shareholders’ approval requirement under the Listing Rules. Details of the 2020 Network Assets Leasing Agreement, the 2020–2022 Property Leasing Agreement and the 2020 Telecommunication Facilities Construction Services Agreement will be included in the annual report and accounts of the Company in accordance with Rules 14A.49, 14A.71 and 14A.72 of the Listing Rules.

Reference is made to the announcement dated 9 August 2018 of the Company where the Company announced, among others, that the Company and CMCC agreed to renew the 2011 Network Assets Leasing Agreement according to its terms for a term of one year commencing on 1 January 2019, and the annual cap for the transactions under the 2011 Network Assets Leasing Agreement for the year ended 31 December 2019.

Reference is also made to the announcement dated 11 August 2016 where the Company announced, among others, that the Company and CMCC entered into the 2017–2019 Property Leasing Agreement for a term of three years commencing from 1 January 2017 and the relevant annual caps for the transactions under the 2017-2019 Property Leasing Agreement for the years ended 31 December 2017, 2018 and 2019.

Reference is also made to the announcement dated 9 August 2019 of the Company where the Company announced, among other things, that the Company and CMCC entered into the Telecommunications Services Agreement which expired on 31 December 2019 and the relevant annual cap for the transactions under the Telecommunications Services Agreement for the year ended 31 December 2019, and the increase of the annual cap for the 2011 Network Assets Leasing Agreement for the year ended 31 December 2019.

CONTINUING CONNECTED TRANSACTIONS

2020 Network Assets Leasing Agreement

As the 2011 Network Assets Leasing Agreement expired on 31 December 2019, the Company entered into the 2020 Network Assets Leasing Agreement with CMCC on 2 January 2020 for a term of one year commencing on 1 January 2020, pursuant to which the Company and its subsidiaries on the one hand and CMCC and its subsidiaries on the other will lease their respective telecommunications network operation assets (the “Network Assets”) to each other in return for a leasing fee (the “Assets Leasing Fees”).

The Company entered into the 2011 Network Assets Leasing Agreement with CMCC on 18 August 2011, pursuant to which the Company and its subsidiaries on the one hand and CMCC and its subsidiaries on the other will lease their respective Network Assets to each other in return for Assets Leasing Fees and by utilising the Network Assets of CMCC and its subsidiaries, the Company satisfies its business needs. The initial term of the 2011 Network Assets Leasing Agreement expired on 31 December 2011, and pursuant to the terms thereof unless the parties agree otherwise, upon expiry of the term, the 2011 Network Assets Leasing Agreement shall automatically be renewed for further terms of one year. The Company and CMCC have agreed to renew the 2011 Network Assets Leasing Agreement yearly since 2011 and the term of the 2011 Network Assets Leasing Agreement (as renewed) expired on 31 December 2019. As the Company and its subsidiaries on the one hand and CMCC and its subsidiaries on the other intend to continue to lease their respective Network Assets to each other, the parties entered into the 2020 Network Assets Leasing Agreement on 2 January 2020 for a term of one year commencing on 1 January 2020. Save that the 2020 Network Assets Leasing Agreement is for a fixed term of one year and not being renewable automatically upon its expiry, the terms and conditions of the 2020 Network Assets Leasing Agreement are substantially the same as those of the 2011 Network Assets Leasing Agreement.

The transactions contemplated under the 2020 Network Assets Leasing Agreement involve the provision of goods and/or services which are carried out on a continuing or recurring basis in the ordinary and usual course of business of the Company and constitute continuing connected transactions under the Listing Rules.

The Network Assets include, among others, access network, transmission network, machinery rooms and equipment. The parties to the 2020 Network Assets Leasing Agreement have the right to adjust the scope of the Network Assets leased under the 2020 Network Assets Leasing Agreement to suit their respective business needs.

The Assets Leasing Fees are payable on a monthly basis in cash. The Assets Leasing Fees shall be determined with reference to the prevailing market rates. In determining the market rates for the Assets Leasing Fees, the Company takes into account the charges payable by the Company and CMCC to independent third parties (including other industry players) as well as the charges receivable by the Company and CMCC from independent third parties (including other industry players). The Assets Leasing Fees payable by the Company to CMCC shall not be more than the leasing fees charged to other independent third parties for same kinds of Network Assets.

The Assets Leasing Fees received by the Group from CMCC and its subsidiaries under the 2011 Network Assets Leasing Agreement for the two years ended 31 December 2017 and 31 December 2018 were below 0.1% of each of the applicable ratios set out in Rule 14.07 of the Listing Rules. Based on the Group’s unaudited management accounts and estimation, the Assets Leasing Fees receivable by the Group from CMCC and its subsidiaries under the 2011 Network Assets Leasing Agreement for the year ended 31 December 2019 would be below 0.1% of each of the applicable percentage ratios set out in Rule 14.07 of the Listing Rules. The amount of Assets Leasing Fees receivable by the Group from CMCC and its subsidiaries under the 2020 Network Assets Leasing Agreement for the year ending 31 December 2020 is also expected to be below 0.1% of each of the applicable percentage ratios set out in Rule 14.07 of the Listing Rules.

The annual caps for the Assets Leasing Fees payable by the Group to CMCC and its subsidiaries under the 2011 Network Assets Leasing Agreement for the two years ended 31 December 2017 and 31 December 2018 are RMB5,000 million (equivalent to approximately HK$5,561 million) and RMB3,500 million (equivalent to approximately HK$3,893 million), respectively. The annual cap for the year ended 31 December 2019 was increased from RMB3,500 million (equivalent to approximately HK$3,893 million) to RMB5,000 million (equivalent to approximately HK$5,561 million). For the two years ended 31 December 2017 and 31 December 2018 and the six months ended 30 June 2019, the Assets Leasing Fees paid by the Group to CMCC and its subsidiaries under the 2011 Network Assets Leasing Agreement were RMB2,494 million (equivalent to approximately HK$2,774 million), RMB2,308 million (equivalent to approximately HK$2,567 million) and RMB857 million (equivalent to approximately HK$953 million), respectively.

In order to lay a solid foundation for the Company’s 5G development, the Network Assets leased will include convergence rooms and transmission pipelines for 5G business applications, and it is expected that the scale of Network Assets leased in 2020 will be at similar level as that in 2019. As such, the Assets Leasing Fees payable by the Group under the 2020 Network Assets Leasing Agreement for the lease of Network Assets for the year ending 31 December 2020 are expected to not exceed RMB5,000 million (equivalent to approximately HK$5,561 million). Accordingly, this amount is set as the annual cap for the Assets Leasing Fees payable by the Group to CMCC and its subsidiaries under the 2020 Network Assets Leasing Agreement for the year ending 31 December 2020.

The 2020–2022 Property Leasing Agreement

As the 2017–2019 Property Leasing Agreement expired on 31 December 2019, the Company entered into the 2020–2022 Property Leasing Agreement with CMCC on 2 January 2020 for a term of three years commencing on 1 January 2020, pursuant to which the Company and its subsidiaries on the one hand and CMCC and its subsidiaries on the other will rent from each other various properties for use as business premises and offices, retail outlets and machinery rooms of the Group. In addition, if one party so requests, the other party will also provide property management services in relation to the properties let or sub-let under the agreement.

The properties to be rented under the 2020–2022 Property Leasing Agreement include (i) owned properties; and (ii) properties let to one party from third parties and sub-let by that party to the other party. The rental charges payable in respect of individual properties owned by a party or its subsidiaries are determined with reference to any one of the following benchmarks: (i) the value determined by independent intermediaries; (ii) applicable market rates or charges which are publicly published; or (iii) rates charged by that party or its subsidiaries to independent third parties, whilst the rental charges payable in respect of properties which a party or its subsidiaries lease from third parties and sub-let to the other party or its subsidiaries are determined according to the actual rent payable to such third parties. The Company or CMCC (as the case may be) has the right to adjust the number of leased properties under the 2020–2022 Property Leasing Agreement to suit its business needs.

The property management service charges payable under the 2020–2022 Property Leasing Agreement are determined with reference to the same benchmarks for the determination of rental charges payable in respect of owned properties as mentioned above.

The rental charges and the property management service charges are payable in cash every six months during the term of the 2020–2022 Property Leasing Agreement.

The rental and property management service charges receivable by the Group from CMCC and its subsidiaries for the two years ended 31 December 2017 and 31 December 2018 were below 0.1% of each of the applicable ratios set out in Rule 14.07 of the Listing Rules. Based on the Group’s unaudited management accounts and estimation, the rental and property management service charges receivable by the Company from CMCC and its subsidiaries for the year ended 31 December 2019 would be below 0.1% of each of the applicable percentage ratios set out in Rule 14.07 of the Listing Rules. The amount of rental and property management service charges receivable by the Group from CMCC and its subsidiaries under the 2020–2022 Property Leasing Agreement for each of the three years ending 31 December 2020, 2021 and 2022 are expected to be below 0.1% of each of the applicable percentage ratios set out in Rule 14.07 of the Listing Rules.

The annual caps for the rental and property management service charges payable by the Company to CMCC and its subsidiaries for the three years ended 31 December 2017, 31 December 2018 and 31 December 2019 are RMB2,200 million (equivalent to approximately HK$2,447 million), RMB2,200 million (equivalent to approximately HK$2,447 million) and RMB2,200 million (equivalent to approximately HK$2,447 million), respectively. For the two years ended 31 December 2017 and 31 December 2018 and the six months ended 30 June 2019, the actual aggregate rental and property management service charges paid by the Group to CMCC and its subsidiaries were RMB999 million (equivalent to approximately HK$1,111 million), RMB1,009 million (equivalent to approximately HK$1,122 million) and RMB552 million (equivalent to approximately HK$614 million), respectively.

The Group has since 2011 rented from CMCC and its subsidiaries various properties for use as retail outlets and business premises and required CMCC and its subsidiaries to provide property management services in relation to the properties. The number and scale of properties leased in each of the three years ending 31 December 2020, 2021 and 2022 are expected to be at similar level as that in 2019 and as such the aggregate rental payable for the Group for the three years are expected not to exceed RMB2,000 million (equivalent to approximately HK$2,224 million), RMB2,000 million (equivalent to approximately HK$2,224 million) and RMB2,000 million (equivalent to approximately HK$2,224 million), respectively, the total value of right-of-use assets recognized based on such maximum amounts of annual aggregate rental are expected not to exceed RMB5,700 million (equivalent to approximately HK$6,339 million), RMB3,800 million (equivalent to approximately HK$4,226 million) and RMB1,900 million (equivalent to HK$2,113 million), respectively. Accordingly, such amounts of total value of right-of-use assets have been set as the annual caps for the transactions under the 2020–2022 Property Leasing Agreement for the three years ending 31 December 2020, 2021 and 2022. The aggregate annual property management charges payable by the Group for each of the three years ending 31 December 2020, 2021 and 2022 are expected to be below 0.1% of each of the applicable percentage ratios set out in Rule 14.07 of the Listing Rules.

2020 Telecommunication Facilities Construction Services Agreement

The Company entered into the Telecommunications Services Agreement with CMCC on 9 August 2019 to govern the provision of telecommunications services by the Group to CMCC and its subsidiaries. Telecommunications services provided by the Group under the Telecommunications Services Agreement include (i) telecommunications project planning, design and consultation services; (ii) telecommunications project construction services; and (iii) maintenance services in respect of telecommunications facilities and equipment.

As the Telecommunications Services Agreement expired on 31 December 2019 and the Group intends to continue carrying out the transactions contemplated under such agreement in the ordinary and usual course of business of the Group, the Board announces that on 2 January 2020, the Company and CMCC entered into the 2020 Telecommunication Facilities Construction Services Agreement for a term of one year commencing on 1 January 2020.

The transactions contemplated under the 2020 Telecommunication Facilities Construction Services Agreement involve the provision of telecommunication facilities construction services by the Group to CMCC and its subsidiaries which are carried out on a continuing or recurring basis in the ordinary and usual course of business of the Company and constitute continuing connected transactions under the Listing Rules.

The provision of telecommunication facilities construction services by the Group to CMCC and its subsidiaries in respect of individual projects will be subject to public tender process. The selection of contractor in the public tender process will be based on a number of factors including price, technical skills and overall capability and the telecommunication facilities construction services charges will be determined in such public tender process. The pricing for the telecommunication facilities construction services will be primarily based on market rates as determined through the public tender process and the relevant standards laid down in applicable regulations including “Budgets for Buildings and Buildings Complex Cabling System, Budgets for Installation of Mobile Telecommunications Equipment (as amended) (Xin Bu Gui [2000] No.904)”《 建築與建築群綜合布線系統預算定 額、 安裝移動 通信設備預算定 額（修 訂）》( 信部規 [2000] 904 號 ), “Notice on Further Relaxation on Professional Services Charges for Construction Projects (Fa Gai Jia Ge [2015] No.299)”《進一步放開建設項目專業服務價格的通 知》( 發改價格 [2015] 299 號 ) and “Notice on the Publication of Budgets, Fee Rates and Budget Planning Procedures for Information and Telecommunications Construction Projects (Gong Xin Bu Tong Xin [2016] No.451)”《關 於印發信息通信建設工程預算定 額、工程費用定額及工程概預算編製規程的通 知》( 工信部通信 [2016] 451 號 ) will be complied with. For individual projects where the public tender process are not applicable, the selection criteria and price determination mechanism will be similar to that applied in a public tender process.

Services charges for telecommunications project planning, design and consultation services will be payable in cash by instalments or upon completion of provisions of services. Services charges for telecommunications project construction services will be payable by instalments, typically with 10% payable upon signing of relevant engagement, 70% over the course of the construction and the remaining amount payable upon completion and acceptance of the project. Services charges for maintenance services in respect of telecommunications facilities and equipment will be payable monthly.

The annual cap for the telecommunications services charges receivable by the Group from CMCC and its subsidiaries under the Telecommunications Services Agreement for the year ended 31 December 2019 is RMB2,000 million (equivalent to approximately HK$2,224 million). The telecommunications services charges received by the Group from CMCC and its subsidiaries for the six months ended 30 June 2019 were RMB98 million (equivalent to approximately HK$109 million).

In light of the 5G development in the PRC telecommunications industry, there are a number of telecommunications projects of CMCC which will be available for public tender and given the Group’s technical skills and overall capability and CMCC’s investment scale, it is expected that the telecommunication facilities construction services charges receivable by the Group from CMCC and its subsidiaries under the 2020 Telecommunication Facilities Construction Services Agreement for the year ending 31 December 2020 will be higher than that receivable for 2019 but shall not exceed RMB3,000 million (equivalent to approximately HK$3,337 million). Accordingly, such amount has been set as the annual cap for the telecommunication facilities construction services charges receivable by the Group from CMCC and its subsidiaries under the 2020 Telecommunication Facilities Construction Services Agreement for the year ending 31 December 2020.

LISTING RULES IMPLICATIONS

CMCC is the ultimate controlling shareholder of the Company and hence a connected person of the Company. Accordingly, the transactions contemplated under the 2020 Network Assets Leasing Agreement, the 2020–2022 Property Leasing Agreement and the 2020 Telecommunication Facilities Construction Services Agreement constitute continuing connected transactions for the Company under Rule 14A.25 of the Listing Rules.

Since each of the applicable percentage ratios set out in Rule 14.07 of the Listing Rules in respect of the annual cap for the amounts payable by the Company under the 2020 Network Assets Leasing Agreement for the year ending 31 December 2020, the highest annual cap on the total value of right-of-use assets relating to the leases under the 2020–2022 Property Leasing Agreement for the three years ending 31 December 2020, 2021 and 2022 and the annual cap for the amounts receivable by the Group under the 2020 Telecommunication Facilities Construction Services Agreement for the year ending 31 December 2020 is above 0.1% but below 5%, the transactions contemplated thereunder are classified as continuing connected transactions under Rule 14A.76(2) of the Listing Rules which are only subject to the reporting, annual review and announcement requirements set out in the Listing Rules but are exempt from the independent shareholders’ approval requirement under the Listing Rules. Details of the 2020 Network Assets Leasing Agreement, the 2020–2022 Property Leasing Agreement and the 2020 Telecommunication Facilities Construction Services Agreement will be included in the annual report and accounts of the Company in accordance with Rules 14A.49, 14A.71 and 14A.72 of the Listing Rules.

The Group had no other prior transactions with CMCC and its associates which required aggregation with the 2020 Network Assets Leasing Agreement, the 2020–2022 Property Leasing Agreement and the 2020 Telecommunication Facilities Construction Services Agreement under Rule 14A.81 of the Listing Rules.

As all the executive Directors also hold executive positions at CMCC, all the executive Directors have therefore voluntarily abstained from voting on the board resolution approving the transactions under the 2020 Network Assets Leasing Agreement, the 2020–2022 Property Leasing Agreement and the 2020 Telecommunication Facilities Construction Services Agreement.

The Board (including the independent non-executive Directors but excluding the executive Directors who have voluntarily abstained from voting) is of the view that the 2020 Network Assets Leasing Agreement, the 2020–2022 Property Leasing Agreement and the 2020 Telecommunication Facilities Construction Services Agreement were entered into after arm’s length negotiation between the Company and CMCC and in the ordinary and usual course of business of the Group, reflect normal commercial terms and is in the interests of the shareholders of the Company and the Company as a whole, and the terms as well as the proposed annual caps for the transactions thereunder are fair and reasonable.

GENERAL INFORMATION

CMCC is a state-owned company established under the laws of the PRC and the ultimate controlling shareholder of the Company holding indirectly approximately 72.72% of the total issued and outstanding share capital of the Company. Through the Group, CMCC is the leading provider of telecommunications services in the PRC.

The Group is the leading telecommunications services provider in China, which operates nationwide telecommunications networks in all thirty-one provinces, autonomous regions and directly administered municipalities in Mainland China and in Hong Kong. The Company is an investment holding company.

This announcement contains translations between Renminbi and Hong Kong dollars at RMB0.89914 = HK$1.00. The translations are not representations that the Renminbi and Hong Kong dollar amounts could actually be converted at such rate, if at all.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions shall have the following meanings:

“2011 Network Assets Leasing Agreement”	the telecommunications network operation assets leasing agreement dated 18 August 2011 and entered into between the Company and CMCC, as renewed from time to time
“2017–2019 Property Leasing Agreement”	the 2017–2019 property leasing and management services agreement dated 11 August 2016 and entered into between the Company and CMCC
“2020–2022 Property Leasing Agreement”	the 2020–2022 property leasing and management services agreement dated 2 January 2020 and entered into between the Company and CMCC
“2020 Network Assets Leasing Agreement”	the 2020 telecommunications network operation assets leasing agreement dated 2 January 2020 and entered into between the Company and CMCC
“2020 Telecommunication Facilities Construction Services Agreement”	the 2020 telecommunication facilities construction services agreement dated 2 January 2020 and entered into between the Company and CMCC
“5G”	Fifth Generation digital cellular mobile service
“Board”	the board of Directors of the Company
“CMCC”	China Mobile Communications Group Co., Ltd., a state-owned company established under the laws of the PRC, the ultimate controlling shareholder of the Company

“Company”	China Mobile Limited, a company incorporated in Hong Kong whose shares are listed on the Stock Exchange and American Depositary Shares are listed on the New York Stock Exchange
“Directors”	the directors of the Company
“Group”	the Company and its subsidiaries
“HK$”	Hong Kong dollars, the lawful currency of Hong Kong
“Hong Kong”	t h e Hong Kong Special Administrative Region of the People’s Republic of China
“Listing Rules”	Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
“PRC” or “China”	the People’s Republic of China
“RMB”	Renminbi, the lawful currency of the PRC
“Stock Exchange”	The Stock Exchange of Hong Kong Limited
“Telecommunications Services Agreement”	the telecommunications services agreement dated 9 August 2019 and entered into between the Company and CMCC
“%”	per cent.

By Order of the Board

China Mobile Limited

Yang Jie

Chairman

Hong Kong, 2 January 2020

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from those implied by such forward-looking statements. In addition, the Company does not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission.

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Yang Jie, Mr. Wang Yuhang and Mr. Dong Xin as executive directors and Dr. Moses Cheng Mo Chi, Mr. Paul Chow Man Yiu, Mr. Stephen Yiu Kin Wah and Dr. Yang Qiang as independent non-executive directors.